April 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Dickerson

Re:	Silo Pharma, Inc.
Form S-1 Registration Statement
Filed April 25, 2025 File No. 333-286777

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 28, 2025, in which we requested for acceleration of the effective date of the above-referenced registration statement to 12:00 p.m., Eastern Time, on Wednesday, April 30, 2025, or as soon thereafter as practicable. At this time, we are no longer requesting that such registration statement be declared effective and we hereby formally withdraw our request for acceleration of the effective date thereof.

Very Truly Yours,

SILO PHARMA, INC.

By:	/s/ Eric Weisblum
Name:	Eric Weisblum
Title:	Chief Executive Officer